Exhibit 99.1

Galmed Announces Meaningful Top Line Results from AM-001 Study of Aramchol Meglumine

The top-line results showed that bioavailability of Aramchol meglumine 400mg and 200mg granules is considerably greater, higher by 5-fold and 3-fold respectively, that of the Aramchol free acid 300mg tablets.

The new unexpected PK profile allows for a once daily therapeutic regimen thus potentially improving long term adherence and expected to significantly reduce the drug cost of goods.

TEL AVIV, Israel, November 18, 2025 /PRNewswire/ — Galmed Pharmaceuticals Ltd. (Nasdaq: GLMD) (“Galmed” or the “Company”), a clinical-stage biopharmaceutical company focused on liver, cardiometabolic, and gastrointestinal oncology indications, today announced meaningful top-line results from Galmed’s AM-001 Study, a Phase 1 Bioavailability (BA) Study of Aramchol meglumine.

The AM-001 study was designed to help identify the optimal doses for advancing Aramchol meglumine into the upcoming oncology Phase 2 studies planned for H1 2026. The study compared the relative BA of Aramchol meglumine granules to Aramchol free acid tablets in 30 healthy volunteers. The study results demonstrated that the BA of Aramchol from the Aramchol meglumine granules is considerably greater than that from Aramchol free acid tablets. The BA of 400mg and 200mg Aramchol meglumine granules were approximately 5-fold and 3-fold respectively, from that of the Aramchol free acid 300 mg tablets.

To date, Galmed has successfully advanced Aramchol through six clinical trials (up to Phase 3) enrolling 661 patients, establishing both its overall excellent tolerability, safety and efficacy in treating NASH (MASH) under the IND 505(b)1regulatory pathway. In addition, 82 healthy subjects to date have received Aramchol meglumine under a clinical trial application (CTA) in the United Kingdom.

Allen Baharaff, President and CEO of Galmed Pharmaceuticals commented: “Aramchol is the most advanced down regulator of SCD-1 (Stearoyl – CoA desaturase) in clinical development. Inhibition of SCD-1 has been recently investigated in multiple indications, re-emphasizing its metabolic master switch potential and importance in multiple organs and indications. Based on these outcomes, 400mg oral once daily administration appears to be the optimal dose for Galmed’s subsequent clinical trials. A once-daily administration of Aramchol meglumine in lieu of the twice daily administration of Aramchol is an important milestone in the drug development and future commercialization as it improves compliance and thus efficacy. In addition, the cost of goods of the future drug could be significantly (~50%) reduced making this chronic treatment more affordable for patients and attractive to payers.” Mr. Baharaff continued “ We expect that the long patent runway of Aramchol meglumine provides the opportunity to develop the full therapeutical potential of the drug, building on our strong clinical foundation and solid cash balance, driving value for stakeholders.”

About Galmed Pharmaceuticals Ltd.:

We are a biopharmaceutical company focused on the development of Aramchol. We have focused almost exclusively on developing Aramchol for the treatment of liver disease and we are currently seeking to advance the development of Aramchol for oncological indications outside of NASH and fibrosis. In addition, as part of our growth strategy, we are actively pursuing opportunities to expand and diversify our product pipeline specifically targeting cardiometabolic indications and other innovative product candidates that align with our core expertise in drug development.

Forward-Looking Statements:

Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to the therapeutic potential of Aramchol meglumine, the expected timing of clinical trials, future clinical development and creating value for stakeholders. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the development and approval of the use of Aramchol or any other product candidate for indications outside of non-alcoholic steatohepatitis, or NASH, also known as metabolic dysfunction-associated steatohepatitis, or MASH, and fibrosis or in combination therapy; the timing and cost of any pre-clinical or clinical trials of Aramchol or any other product candidate we develop; completion and receiving favorable results of any pre-clinical or clinical trial; regulatory action with respect to Aramchol or any other product candidate by the U.S. Food and Drug Administration, or the FDA, or the European Medicines Authority, or EMA, including but not limited to acceptance of an application for marketing authorization, review and approval of such application, and, if approved, the scope of the approved indication and labeling; the commercial launch and future sales of Aramchol and any future product candidates; our ability to comply with all applicable post-market regulatory requirements for Aramchol, or any other product candidate in the countries in which we seek to market the product; our ability to achieve favorable pricing for Aramchol, or any other product candidate; third-party payor reimbursement for Aramchol, or any other product candidate; our estimates regarding anticipated capital requirements and our needs for additional financing; market adoption of Aramchol or any other product candidate by physicians and patients; the timing, cost or other aspects of the commercial launch of Aramchol or any other product candidate; our ability to obtain and maintain adequate protection of our intellectual property; the possibility that we may face third-party claims of intellectual property infringement; our ability to manufacture our product candidates in commercial quantities, at an adequate quality or at an acceptable cost; our ability to establish adequate sales, marketing and distribution channels; intense competition in our industry, with competitors having substantially greater financial, technological, research and development, regulatory and clinical, manufacturing, marketing and sales, distribution and personnel resources than we do; our expectations regarding licensing, acquisitions and strategic operations; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; our ability to maintain the listing of our ordinary shares on The Nasdaq Capital Market; the security, political and economic instability in the Middle East that could harm our business, including due to the current security situation in Israel, risks relating to our digital asset management strategy, including the highly volatile nature of the price of cryptocurrencies and other digital assets, the risk that our share price may be highly correlated to the price of the cryptocurrencies and other digital assets that we may hold, risks related to increased competition in the industries in which we do and will operate, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding cryptocurrencies and other digital assets generally, risks relating to the treatment of crypto assets for U.S. and foreign tax purposes and those risks and uncertainties identified in Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on August 25, 2025. We believe these forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on April 2, 2025 in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not rely upon forward-looking statements as predictions of future events. All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date hereof and are expressly qualified in their entirety by the cautionary statements included in this report. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.